UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NEXGEN BIOFUELS LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, PAR VALUE NIS 0.04
                         (Title of Class of Securities)

                                    M74896107
                                 (CUSIP Number)

                                    COPY TO:

                              BRIAN BRODRICK, ESQ.
                               PHILLIPS NIZER LLP
                                666 FIFTH AVENUE
                               NEW YORK, NY 10103
                                  212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 24, 2008
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. M74896107

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MAC Bioventures, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Belize
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
  NUMBER OF                  1,525,000
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.   SHARED VOTING POWER
  OWNED BY                   -0-
    EACH                --------------------------------------------------------
  REPORTING             9.   SOLE DISPOSITIVE POWER
   PERSON                    1,525,000
    WITH                --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,525,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     3.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. M74896107

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     RACA Investors Limited Partnership
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
  NUMBER OF                  33,151,842
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.   SHARED VOTING POWER
  OWNED BY                   -0-
    EACH                --------------------------------------------------------
  REPORTING             9.   SOLE DISPOSITIVE POWER
   PERSON                    33,151,842
    WITH                --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     33,151,842
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     77.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. M74896107

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     Aruna Raj Ajjarapu
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     India
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES               --------------------------------------------------------
BENEFICIALLY            8.   SHARED VOTING POWER
  OWNED BY                   34,676,842
    EACH                --------------------------------------------------------
  REPORTING             9.   SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH                --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             34,676,842
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,676,842
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     81.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment ("Amendment No. 1") amends the Schedule 13D filed on January 15, 2008 by MAC Bioventures, Inc. and the Schedule 13D filed on January 15, 2008 by Aruna Raj Ajjarapu with respect to ordinary shares of NexGen Biofuels Ltd., an Israeli corporation.

Item 1. SECURITY AND ISSUER.

     This statement relates to the ordinary shares, par value NIS 0.04 per share (the "Ordinary Shares"), of NexGen Biofuels Ltd. an Israeli corporation (the "Issuer"), which has its principal executive offices at 2533 Windguard Circle, Suite 101, Wesley Chapel, Florida 33544.

Item 2. IDENTITY AND BACKGROUND.

     This statement is filed jointly by (i) MAC Bioventures, Inc., a Belize corporation ("MAC"); (ii) RACA Investors Limited Partnership, a Florida Limited Partnership ("RACA") and (iii) Aruna Raj Ajjarapu ("Aruna"), an Indian citizen and a permanent resident of the U.S. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a "Filer" and collectively as the "Filers."

     Aruna is the sole stockholder and sole director of MAC and is the sole member of International Capital Partners, LLC, which is the general partner of RACA. Aruna is also the wife of J. Ram Ajjarapu, the chief executive officer of the Issuer. Mr. Ajjarapu disclaims beneficial ownership of the shares owned by his spouse.

     The principal business of MAC and RACA are as holding companies. The principal business of Aruna is as a manager. The principal business address of MAC is Suite No. 5, Garden City Plaza, Mountain View Blvd, City of Belmapan, Belize. The principal business address of each of RACA and Aruna is c/o the Issuer at 2533 Windguard Circle, Suite 101, Wesley Chapel, Florida 33544.

     None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

Item 4. PURPOSE OF THE TRANSACTION

     Effective as of March 24, 2008, MAC distributed 33,151,242 shares to Aruna as a dividend and Aruna contributed the shares to RACA in exchange for a 99% limited partnership interest in RACA.

     The Filers may make further purchases of Ordinary Shares from time to time and may dispose of any or all of the Shares held by them at any time. Except as set forth above in this Item 4, the Filers do not have any present plans or proposals, which would relate to or result in any of the events or actions described in sub-paragraphs (a) through (j) of Item 4 of. Schedule 13D. Nothing set forth above should be interpreted to preclude the Filers from making any plans or proposals, which would relate or result in any of the events or actions described in sub-paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) The Filers are the beneficial owners of an aggregate of 34,676,842 Ordinary Shares, approximately 81.2% of the Ordinary Shares (based upon 42,720,998 Ordinary Shares outstanding as of May 9, 2008).

     Except as set forth on the cover page to Amendment No. 1, the Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c) Effective as of May 6, 2008 and May 12, 2008, MAC sold (or issued on account of services) an aggregate of 475,000 ordinary shares in direct transactions for $1.25 per share.

     (d) Not applicable.

     (e) See Item 4 above.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008

                                       MAC BIOVENTURES, INC.

                                       By: /s/ Aruna Raj Ajjarapu
                                       --------------------------
                                       Sole Director

                                       RACA INVESTORS LIMITED PARTNERSHIP
                                       (By: International Capital Partners, LLC,
                                       General Partner)

                                       By: /s/ Aruna Raj Ajjarapu
                                       --------------------------
                                       Aruna Raj Ajjarapu, Sole Member

                                       /s/ Aruna Raj Ajjarapu
                                       ----------------------
                                       Aruna Raj Ajjarapu

                                  EXHIBIT INDEX



EXHIBIT     DESCRIPTION

A           Agreement Regarding the Joint Filing of Schedule 13D

                                    EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Dated: May 16, 2008


                                       MAC BIOVENTURES, INC.

                                       By: /s/ Aruna Raj Ajjarapu
                                       --------------------------
                                       Sole Director

                                       RACA INVESTORS LIMITED PARTNERSHIP
                                       (By: International Capital Partners, LLC,
                                       General Partner)

                                       By: /s/ Aruna Raj Ajjarapu
                                       --------------------------
                                       Aruna Raj Ajjarapu, Sole Member

                                       /s/ Aruna Raj Ajjarapu
                                       ----------------------
                                       Aruna Raj Ajjarapu